VIA EDGAR

December 30, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ibolya Ignat and Angela Connell

Division of Corporation Finance

Office of Life Sciences

RE: Coherus BioSciences, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed February 25, 2021

Form 8-K furnished November 8, 2021

File No. 001-36721

Dear Ms. Ignat and Ms. Connell,

Coherus BioSciences, Inc. (the “Company”, “we”, “our”) is providing this letter in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated December 16, 2021, (the “Comment Letter”). To facilitate your review, we have included in bold italics the Staff’s comment below.

Form 8-K furnished November 8, 2021

Exhibit 99.1

Non-GAAP Financial Measures, page 7

1. Your presentation of Non-GAAP net (loss) income includes an adjustment for upfront and milestone based license fees. Please tell us how you determined that these fees do not represent normal, recurring, cash operating expenses necessary to operate your business. In this regard, we note that the related licensing transactions are accounted for as asset acquisitions. However, as a license to certain product candidates appears to be the only asset acquired and as the development of these product candidates is an integral part of your business, it is unclear how this adjustment would not violate Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

In connection with responding to the Comment Letter, the Company performed a critical reassessment of its approach to presenting adjustments to Non-GAAP net (loss) income for upfront and milestone based license fees. Through its review, the Company confirmed its belief that upfront license and collaboration expenses (“Upfronts”) are fundamentally different from normal, recurring research and development expenses. This determination is based primarily on the considerations discussed below, each of which the Company believes are inconsistent with normal, recurring, cash operating expenses considered necessary to operate its business. To help illustrate this, the Company has included below discussion on how each of these considerations applied to the transaction reflected in the 2021 GAAP to Non-GAAP reconciliation appearing in the Current Report on Form 8-K furnished by the Company on November 8, 2021 (the “November 2021 8-K”). The treatment of milestone based license fees is also discussed below.

Strategic Nature

Upfront payments generally occur at the inception of a multi-year arrangement that is both individually and strategically significant to the Company. Substantial effort and attention across multiple functions of the Company, including at the most senior levels of the organization, are invested into the decision to enter a licensing transaction that involves any Upfront consideration. In the Company’s experience, each Upfront has coincided with a significant recalibration in the Company’s priorities, capital allocation strategy, assessment of organizational risks and opportunities, and the needs and allocations of resources. Although contractual terms and conditions and the words used to describe agreements may be similar from one licensing arrangement to another, each collaboration is unique. For example, the Company’s collaborations all differ in a number of ways, such as the structure of the relationship with the partner, the degree of influence that the partner possesses over the development activities for product candidates, the Company’s required level of involvement, the day-to-day collaboration activities and the degree to which the collaboration represents a strategic change for the Company.

Based on the above and with respect to the transaction and non-GAAP adjustments in the November 2021 8-K referred to in the Comment Letter (the “Junshi Biosciences Transaction”), the Company respectfully advises the Staff:

•

The $150 million Upfront, inclusive of the $5 million right of first negotiation fee fully credited against the total upfront obligation, paid in the Junshi Biosciences Transaction was the largest single expenditure made by the Company by several orders of magnitude since its inception and equaled 18% and 20% of the Company’s total assets and total current assets, respectively, as of December 31, 2020, which was the last quarterly balance sheet date preceding the close of the Junshi Biosciences Transaction.

•

Entering into the Junshi Biosciences Transaction, and thus paying the associated Upfront, was the catalyst in the Company’s transformation away from a strategy solely dependent upon the development and sales of biosimilar products to a strategy that leverages cash flows from those products to invest in the immuno-oncology market. Through this transaction, the Company made a major shift in its business model and changed its fundamental business strategy.

Regularity and Predictability

The Company further advises the Staff that the transactions to which Upfronts relate are generally not forecasted. This is due to several inherent characteristics of licensing transactions, which are generally outside the Company’s control, including: the availability of a partner that is a strategic fit, interested in working with the Company and willing to accept contracts with commercially favorable terms or at all; the timing and frequency of attractive intellectual property becoming available for a licensing transaction; the competitive climate related to other potential competitors for the transaction; how the transaction fits into the Company’s strategy and other commitments at the time the opportunity arises. Based on the Company’s experience, there is no discernable pattern or seasonality and no reliable basis to predict when such opportunities arise.

Accordingly, because Upfronts generally occur only in opportunistic situations, the Company does not budget for them. As such, the Company regularly uses its non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions.

With respect to the Junshi Biosciences Transaction, the Upfront paid was the third such payment made by the Company since it became public in 2014 and its largest paid to date. It took the Company approximately two years of searching the global checkpoint inhibitor landscape and evaluating potential collaboration partners to find a PD-1 inhibitor antibody that met the Company’s scientific and commercial requirements. The Company conducted a rigorous assessment that included reviewing over a dozen PD-1 candidates before the Junshi Biosciences Transaction closed.

Pace and Level of Uncertainty

The list below represents a summary of total research and development expenses other than Upfronts and milestones the Company generally incurs. The Company respectfully notes that since no Upfront was paid related to the development of either the Company’s only current commercial product, Udenyca®, or for the Company’s biosimilar of Humira®, YUSIMRYTM, which was recently approved by the FDA as announced by the Company on December 20, 2021 and that the Company plans to launch in July 2023, this list represents what the Company believes to be normal, recurring, cash operating expenses related to research and development necessary to operate its business:

•

expense incurred under agreements with consultants, third-party contract research organizations (“CROs”), and investigative sites where a substantial portion of the Company’s preclinical studies and all of the Company’s clinical trials are conducted;

•

costs of acquiring originator comparator materials and manufacturing preclinical study and clinical trial supplies and other materials from contract manufacturing organizations (“CMOs”), and related costs associated with release and stability testing;

•	costs associated with manufacturing process development activities; and

•	internal costs associated with activities performed by the Company’s research and development organization.

Entering a licensing transaction generally allows the Company to forgo the expense and time incurred for a significant portion of the activities related to the costs noted above. Additionally, because the intellectual property being licensed has generally been proven to a certain extent, there is less uncertainty in a successful outcome of further development when compared to beginning such research at earlier stages.

Using the Junshi Biosciences Transaction to illustrate the points above, toripalimab, the molecule licensed in the Junshi Biosciences Transaction, had been in development since 2015 and at the time the collaboration was consummated, had already been evaluated in 15 registrational clinical trials across a broad range of rare and highly prevalent tumor types, received regulatory approval outside of the United States and breakthrough therapy designation from the FDA. Entering into the Junshi Biosciences Transaction was a singular event that marked a fundamental change in the Company’s strategy and also gave the Company access to an established molecule, as opposed to normal, recurring cash operating expense related to research and development.

Proposed Changes

While the Company continues to believe that upfront transactions and milestone payments are fundamentally different from normal, recurring research and development expenses, in response to the Staff’s comment and the Company’s critical reassessment of its approach to Non-GAAP reporting, the Company proposes making the following changes related to future transactions beginning with the Company’s earnings release for the fourth quarter of 2021:

•

Upfronts that are not considered individually significant will not be adjusted in the Company’s presentation of non-GAAP earnings. For purposes of performing this evaluation, transactions will be screened using both quantitative and qualitative measures. The primary reason for this change will be to restrict adjustments for Upfronts reflected as adjustments in the Company’s non-GAAP reporting to those that directly enhance investors’ abilities to meaningfully compare the Company’s results from period to period, and to identify operating trends in the Company’s business.

•

Future milestone payments will no longer be presented as adjustments in the Company’s non-GAAP earnings. Although potential payout amounts of milestones are generally set at the same time as Upfronts and serve as contingent consideration in those transactions, once a licensing transaction has been consummated, the related potential milestone payments are generally incorporated into the Company’s planning and forecasting. The primary reason for this change is to more closely align the presentation in the Company’s non-GAAP reporting with the measures of the Company’s business performance used by its management.

For the foregoing reasons, the Company respectfully advises the Staff that it believes its historical presentation excluding upfront and milestone payments from its non-GAAP financial measures, has not violated the guidance set forth in Question 100.01. Further, the Company respectfully advises the Staff that it believes that the proposed changes elaborated above will improve the Company’s non-GAAP presentation in the future.

In connection with responding to the Comment Letter, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (3) the Company may not assert the Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses. If you have any further questions regarding the matters addressed in this letter, I can be reached at (650) 395-0152, and if I am not available, please contact Bryan McMichael, Coherus’ Senior Vice President, Corporate Controller, at (650) 649-3548.

Sincerely,

/s/ McDavid Stilwell
McDavid Stilwell
Chief Financial Officer

cc: Bryan McMichael